EXHIBIT 99.77C


                                NSAR ITEM 77C

Van Kampen American Capital Trust for Investment Grade Pennsylvania Municipals
(VTP)

(a)     An Annual Meeting of Shareholders was held on May 28, 1997.

(b) The election of Trustees of Van Kampen American Capital Trust for Investment Grade Pennsylvania Municipals (the "Fund") included:

        Rod Dammeyer and Wayne W. Whalen

(c)     The following were voted on at the meeting:

        1) Approval of New Investment Advisory Agreement in the event of a change of control of the Adviser.

                        For  6,068,782                 Against   92,016

        4) For each VK Fund, to Ratify the Selection KPMG Peat Marwick LLP Independent Public Accountants for its Current Fiscal Year.

                        For  6,302,641                  Against   46,332